UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  May 4, 2017

VEECO INSTRUMENTS INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	0-16244 (Commission File Number)	11-2989601 (IRS Employer Identification No.)

Terminal Drive, Plainview, New York  11803

(Address of principal executive offices)

(516) 677-0200
(Registrant’s telephone number, including area code)

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒                Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02   Results of Operations and Financial Condition.

On May 4, 2017, Veeco Instruments Inc. issued a press release announcing its financial results for the quarter ended March 31, 2017.  In connection with the release and the related conference call, Veeco posted a presentation relating to its first quarter 2017 financial results on its website (www.veeco.com).  Copies of the press release and presentation are furnished as Exhibit 99.1 and Exhibit 99.2 to this report.

Item 5.07   Submission of Matters to a Vote of Security Holders.

On May 4, 2017, Veeco held its 2017 Annual Meeting.  The matters voted on at the meeting are described in detail in the Company’s proxy statement for the meeting, which was filed with the SEC on March 17, 2017.

As of the record date for the meeting, there were 40,569,703 shares of common stock outstanding, each of which was entitled to one vote with respect to each of the matters voted on at the meeting.  Each of the directors up for election was elected, the frequency of an advisory vote on executive compensation receiving the most votes was one year and each of the other matters was approved by the required number of votes on each such matter.  The terms of each of the following directors continued after the meeting:  Richard A. D’Amore, Keith D. Jackson, John R. Peeler and Thomas St. Dennis.

The final voting results were:

Matter	For	Withheld	Broker Non- votes
1. Election of Directors
(a) Kathleen A. Bayless	30,838,863	705,437	2,076,787
(b) Gordon Hunter	29,884,214	1,660,086	2,076,787
(c) Peter J. Simone	30,389,048	1,155,252	2,076,787

Matter	For	Against	Abstained	Broker Non-votes
2. Approval of the advisory vote on executive compensation	23,615,728	7,515,033	413,539	2,076,787

Matter	1 year	2 years	3 years	Abstain	Broker Non-votes
3. Approval of the advisory vote on the frequency of holding an advisory vote on executive compensation	24,729,623	17,096	6,683,211	114,370	2,076,787

Matter	For	Against	Abstained	Broker Non-votes
4. Ratification of the appointment of KPMG LLP	33,443,805	60,231	117,051	0

Item 8.01   Other Events.

The information from Item 2.02 above is incorporated by reference in this Item 8.01.

Item 9.01   Financial Statements and Exhibits.

(d)           Exhibits.

Exhibit	Description

99.1	Press release issued by Veeco dated May 4, 2017

99.2	Veeco Q1 2017 Conference Call, May 4, 2017

The information in this report, including the exhibits, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that Section, nor shall this information or these exhibits be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

May 4, 2017	VEECO INSTRUMENTS INC.

	By:	/s/ Gregory A. Robbins
Name: Gregory A. Robbins
Title: Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Press release issued by Veeco dated May 4, 2017

99.2	Veeco Q1 2017 Conference Call, May 4, 2017